                                                      Filed by AirGate PCS, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12(b) of the Securities Act of 1934
                                                     Subject Company: iPCS, Inc.
                                        Commission File No. 333-47682; 333-47688


[AIRGATE PCS LOGO]                                               [iPCS LOGO]



         AIRGATE PCS PROXY STATEMENT/PROSPECTUS FOR MERGER WITH iPCS
                              DECLARED EFFECTIVE

                              ------------------

               AirGate Shareholders Meeting Set for November 27


ATLANTA (October 17, 2001) - AirGate PCS, Inc. Nasdaq/NM:PCSA), a Sprint PCS Network Partner serving the Southeast, today announced that its Proxy Statement/Prospectus for its proposed merger with iPCS, Inc., a privately held Sprint PCS Network Partner serving the Midwest, has been declared effective by the Securities and Exchange Commission. The companies announced the signing of a definitive agreement on August 28, 2001.

Completion of the merger is subject to shareholder approval by both companies. A special meeting of AirGate shareholders has been set for November 27, 2001, at 1:00 p.m. local time at the Marriott Marquis, 265 Peachtree Center Avenue, Atlanta, Georgia. Shareholders of record on October 12, 2001, will be eligible to vote at the special meeting and will be asked to authorize, approve and adopt the merger, the merger agreement and the issuance of shares of AirGate common stock in the merger.

The closing of the merger is subject to other customary conditions, including consent or approval of Sprint PCS and the lenders under the AirGate and iPCS credit facilities, all of which have been obtained, and to customary regulatory approvals. Unless extended, the waiting period under the Hart-Scott-Rodino Act terminates on November 12, 2001. It is anticipated that the transaction will close at the end of November 2001.

About iPCS

iPCS, Inc. is a Sprint PCS Network Partner providing Sprint PCS wireless personal communication services in the midwestern United States. iPCS has the exclusive right to provide mobile wireless personal communication network services under the Sprint PCS brand to a total population of more than 7.4 million in 37 markets located in Illinois, Michigan, Iowa and eastern Nebraska. The Company's territory includes Cedar Rapids, Champaign-Urbana, Grand Rapids, Peoria, the Quad Cities, Saginaw-Bay City, and Springfield.

iPCS' major shareholders include affiliates of The Blackstone Group LP, which is a significant shareholder through its Blackstone Communications Partners I and Blackstone Capital Partners III funds, Geneseo Communications, Inc. and Cambridge Telcom, Inc.

iPCS' filings with the Securities and Exchange Commission, including its Form 10-Q for the quarter ended June 30, 2001, are available at www.sec.gov.

                                    -MORE-

PCSA Announces Effectiveness of iPCS Merger Proxy; Sets Special Meeting Date Page 2
October 17, 2001

About AirGate

AirGate PCS, Inc. is the exclusive manager and operator of Sprint PCS products and services throughout most of the state of South Carolina, including Charleston, Columbia and Greenville-Spartanburg, parts of North Carolina, including Asheville, Wilmington and Hickory, and the eastern Georgia cities of Augusta and Savannah. With a territory that includes more than 7.1 million POPs covering 62,000 contiguous square miles, AirGate PCS is one of the largest Sprint PCS affiliates based on the size of the population in its territory. As a Sprint PCS affiliate, AirGate PCS built its own PCS network to exclusively provide 100% digital, 100% PCS products and services under the Sprint and Sprint PCS brand names in its territory.

About Sprint

Sprint is a global communications company serving 23 million business and residential customers in more than 70 countries. With more than 80,000 employees worldwide and $23 billion in annual revenues, Sprint is widely recognized for developing, engineering and deploying state of the art network technologies, including the United States' first nationwide all-digital, fiber-optic network. Sprint's award-winning Tier 1 Internet backbone is being extended to key global markets to provide customers with a broad portfolio of scalable IP products. Sprint's high-capacity, high-speed network gives customers fast, dependable, non-stop access to the vast majority of the world's Internet content. Sprint also operates the largest 100-percent digital, nationwide PCS wireless network in the United States, already serving the majority of the nation's metropolitan areas including more than 4,000 cities and communities.

For more information, visit the Sprint PCS web site at http://www.sprintpcs.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Certain statements contained in this news release, such as statements concerning the anticipated closing date, are forward looking statements made pursuant to the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. Since these forward looking statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such factors include the timing of regulatory and shareholder approval. Neither company will undertake to update or revise any forward-looking statement contained herein.

On January 8, 2001, the SEC declared effective iPCS' registration statement relating to the resale of up to 300,000 warrants to purchase shares of its common stock and the offer and sale of 2,982,699 shares of its common stock. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state. Offers to sell these securities will be made only by means of a prospectus.

Additional Information

In connection with the proposed merger, AirGate PCS, Inc. has filed with the SEC a proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy


                                    -MORE-

PCSA Announces Effectiveness of iPCS Merger Proxy; Sets Special Meeting Date Page 3
October 17, 2001


statement/prospectus and other documents containing information about AirGate PCS, Inc. and iPCS, Inc., without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that are incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: Investor Relations, AirGate PCS, Inc., 233 Peachtree St. NE, Harris Tower Suite 1700, Atlanta, Georgia 30303, Phone: 404 525-7272, Fax: 404 525-7922.

In addition, the identity of the persons who, under SEC rules, may be considered "participants in the solicitation" of AirGate PCS shareholders in connection with the proposed transaction, and any description of their direct or indirect interests, by security holdings or otherwise, is available in an SEC filing under Schedule 14A made by AirGate PCS on December 20, 2000.

This communication is not an offer to purchase shares of iPCS, Inc., nor is it an offer to sell shares of AirGate PCS, Inc. common stock which may be issued in any proposed merger with iPCS, Inc. Any issuance of AirGate PCS, Inc. common stock in any proposed merger with iPCS, Inc. would have to be registered under the Securities Act of 1933, as amended and such AirGate, PCS, Inc. common stock would be offered only by means of a prospectus complying with the Act.


Contact Information:

AirGate PCS, Inc.                                 iPCS, Inc.
Alan Catherall                                    Stebbins Chandor
Chief Financial Officer                           Chief Financial Officer
404-525-7272                                      847-944-2900





                                     -END-